Twentyfour/seven Ventures, Inc.

132 W. 11th Avenue

Denver, CO 80204

Securities and Exchange Commission

Washington, D.C. 20549

January 3, 2014

Re:

Twentyfour/seven Ventures, Inc.

Item 4.01 Form 8-K

Filed January 2, 2014

File No. 333-186068

Item 4.01 Change in Registrant’s Certifying Accountant

1. Please amend and revise your disclosures in paragraph 1 b. to cover the years ended December 31, 2012 and December 31, 2011 and in paragraphs 1 d. and 1 f. to cover the years ended December 31, 2012 and December 31, 2011 and the interim period through December 30, 2013 as required by Item 304 of Regulation S-K.

The disclosure has been revised to cover the appropriate years ended December 31, 2012 and 2011 and the interim period through December 30, 2013.

2. In paragraph 2 a. you state that you engaged Cutler & Co., LLC on May 2, 2013, which is not consistent with your disclosures in paragraph 1 a. Please revise or explain this inconsistency to us.

The disclosure was revised for accuracy.  Cutler & Co., LLC was engaged on December 30, 2013.

3. Obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

A new Exhibit 16 letter has been attained and filed with the document.

The company acknowledges that:

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The company is responsible for the adequacy and accuracy of the disclosure in the filing;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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The company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I appreciate your assistance in the review of our registration statement to ensure that we have provided all relevant information to prospective investors and have complied with all of the disclosure requirements of the Securities Act.  Please advise if you have further comments or questions.

Twentyfour/seven Ventures Inc.

/s/Robert M. Copley, Jr.

Robert M. Copley, Jr.

Chief Executive Officer

Chief Financial Officer

January 3, 2014